EXHIBIT 4.3


"A.  Classes and Number of Shares.

     The total number of shares of stock which the Corporation shall have authority to issue is 117,000,000 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:

     1. Eighty-Five million (85,000,000) shares of Common Stock with a par value of $.0001 per share.

     2. Four million (4,000,000) shares of Class B Common Stock, having a par value of $.0001 per share.

     3. Ten million (10,000,000) shares of Class C Common Stock, having a par value of $.0001 per share.

     4. Ten million (10,000,000) shares of Preferred Stock, having a par value of $.001 per share. The Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted by the board of directors of the Corporation.

     5. Eight million (8,000,000) shares of Class A Non-voting Preferred Stock, having a par value of $.0001 per share."